EXHIBIT 21.1

Veracyte, Inc.
List of Subsidiaries

Legal Entity Name	Jurisdiction of Incorporation
Veracyte International Corp.	Delaware
Veracyte Global, B.V.	Netherlands
Veracyte SD, Inc.	Delaware
Veracyte Labs SD Corporation	Delaware
Veracyte Diagnostics, LLC	Delaware
Veracyte SAS	France
Veracyte Labs VA Corporation	Delaware
C2i Genomics Ltd	Israel